hannover re

RECEIVED

2005 SEP -7 P 9:24

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

SUPPL

05011000

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

September 2, 2005

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of its press release "Hannover Re heavily impacted by Hurricane 'Katrina' " as well as the printed versions of the interim report 2/2005.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Eric Schuh

Gabriele Boedeker

PROCESSED

SEP 09 2005

THOMSON
FINANCIAL

Enclosures

Hannover Rückversicherung AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

Supervisory Council
Wolf-Dieter Baumgartl, *Chairman*

Executive Board
Wilhelm Zeller, *Chairman*
André Arrago, Dr. Wolf Becke
Jürgen Gräber, Dr. Elke König,
Dr. Michael Pickel, Ulrich Wallin

Registered Office
Hannover
Commercial Register
Hannover
HRB 6778

Bank Account
Deutsche Bank AG
Hannover
Bank Code: 250 700 70
No. 660 670
SWIFT-Code: DEUT DE 2H

- **Hannover Re heavily impacted by Hurricane "Katrina"**
- **Return on equity after tax will remain in double digits**

Hannover, 2 September 2005: Hurricane "Katrina" is presumably set to become the most expensive ever natural disaster suffered by insurers in industry history. Estimates of the total insured losses currently amount up to USD 30 billion.

With this in mind Hannover Re anticipates a net loss burden resulting from this hurricane of EUR 250 million before tax. It should also be noted that the financial year had already witnessed an above-average intensity of major claims prior to Hurricane "Katrina".

As has been explained on previous occasions, Hannover Re bases its profit expectation on a number of factors – including projected major loss expenditure in the order of 6% of net premiums earned in property and casualty reinsurance; this figure reflects the multi-year average burden of major losses. As at 30 June 2005 actual expenditure on major losses – at EUR 112.3 million or 6.1% of net premiums – was still roughly on a par with this level. The third quarter then saw numerous additional major loss events: Hurricane "Dennis" in the United States, damage to an oil platform in the Indian Ocean, several aviation claims, flooding in Mumbai, India, and most recently the floods in German-speaking parts of the Alpine region. All in all, the major loss expenditure incurred to date in 2005 is nearly EUR 500 million. The proportion of major losses relative to the total net premiums that the company expects to earn in the financial year is consequently already at least double the multi-year average.

As a result the profit expectation, which among other things is always under the provision that the burden of major losses remains within the multi-year average, can not be achieved anymore for this year. The company now expects an overall result that is at least at the level of the previous year (EUR 309.1 million), thus also in 2005 generating a return on equity in the double-digit percentage range. "In view of the extraordinarily heavy burden of losses this is a very good performance", CEO Wilhelm Zeller emphasised.

Unscathed by Hurricane "Katrina", the rest of Hannover Re's property and casualty reinsurance portfolio continues to perform very well. "It is our assumption that 'Katrina' – just like last year's hurricanes – will have further favourable implications for the treaty negotiations as at 1 January 2006 and we expect to see additional significant hardening of

prices and conditions in natural catastrophe and marine reinsurance", Mr. Zeller stressed.

Hannover Re will be providing more detailed insights into its expectations for the treaty renewal season on 12 September 2005 at its press breakfast to be held as part of the Reinsurance Rendez-Vous in Monte Carlo.

For further information please contact:

Press and Public Relations / Investor Relations:
Eric Schuh (phone: 0511 / 56 04-15 00, e-mail: eric.schuh@hannover-re.com) or

Press and Public Relations:
Gabriele Handrick (phone: 0511 / 56 04-1502, e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (phone: 0511 / 56 04-1736, e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with gross premiums of approximately EUR 10 billion, is one of the largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as specialty insurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 18 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Disclaimer:
Some of the statements in this press release may be forward-looking statements or statements of future expectations based on currently available information. Such statements naturally are subject to risks and uncertainties. Factors such as the development of general economic conditions, future market conditions, unusual catastrophic loss events, changes in the capital markets and other circumstances may cause the actual events or results to be materially different from those anticipated by such statements. Hannover Re does not make any representation or warranty, express or implied, as to the accuracy, completeness or updated status of such statements. Therefore, in no case whatsoever will Hannover Re and its affiliate companies be liable to anyone for any decision made or action taken in conjunction with the information and/or statements in this press release or for any related damages.

hannover **rück**

PRESSE INFORMATION

- **Hannover Rück stark von Hurrikan „Katrina" betroffen**

- **Eigenkapitalrendite nach Steuern bleibt im zweistelligen Bereich**

Hannover, 2. September 2005: Mit dem Wirbelsturm „Katrina" hat die Versicherungswirtschaft vermutlich den teuersten Naturkatastrophenschaden ihrer Geschichte erlitten. Derzeit wird der versicherte Gesamtschaden auf bis zu 30 Mrd. USD geschätzt.

Vor diesem Hintergrund rechnet die Hannover Rück mit einer Netto-Schadenbelastung aus dem Wirbelsturm von 250 Mio. EUR vor Steuern. Darüber hinaus war das Geschäftsjahr bereits vor Hurrikan „Katrina" von einer überdurchschnittlichen Großschadenintensität geprägt.

Wie in der Vergangenheit erläutert, fußt die Ergebniserwartung der Hannover Rück u. a. auf einer Großschadenbelastung von rund 6 % der Nettoprämie in der Schaden-Rückversicherung; dies entspricht dem langjährigen Durchschnitt der Großschäden. Zum 30. Juni 2005 lag die tatsächliche Großschadenbelastung mit 112,3 Mio. EUR bzw. 6,1 % der Nettoprämie noch in diesem Bereich. Im dritten Quartal waren zahlreiche weitere Großschäden zu verzeichnen: Hurrikan „Dennis" in den USA, der Schaden an einer Ölplattform im Indischen Ozean, zahlreiche Luftfahrtschäden, die Überschwemmungen in Mumbai, Indien, und jüngst die Flut im deutschsprachigen Alpenraum. Insgesamt ergibt sich damit im bisherigen Geschäftsverlauf 2005 eine Großschadenbelastung von fast 500 Mio. EUR. Der Anteil der Großschäden an der erwarteten verdienten Nettoprämie des Geschäftsjahres beträgt somit bereits heute mindestens das Doppelte des langjährigen Durchschnitts.

Folglich ist die Gewinnerwartung, die u. a. immer unter dem Vorbehalt eines Großschadenanfalls im langjährigen Durchschnitt steht, nicht mehr zu erreichen. Das Unternehmen geht jetzt davon aus, ein Gesamtergebnis mindestens auf Vorjahresniveau (309,1 Mio. EUR) zu erreichen und somit auch in diesem Jahr eine zweistellige Eigenkapitalrendite erzielen zu können. „In Anbetracht der außergewöhnlich hohen Schadenbelastung ist dies ein sehr gutes Ergebnis", betonte der Vorstandsvorsitzende Wilhelm Zeller.

Unberührt von Hurrikan „Katrina" verläuft das sonstige Schaden-Rückversicherungsgeschäft der Hannover Rück unverändert sehr erfreulich. „Wir gehen davon aus, dass sich ‚Katrina' – wie bereits die Wirbelstürme des Vorjahres – noch einmal positiv auf die Vertragsverhandlungen zum 1.1.2006 auswirken wird und sich die Preise und

Konditionen in der Katastrophen- und Transportrückversicherung nochmals deutlich verhärten werden“, unterstrich Zeller.

Detailliertere Informationen zu ihren Erwartungen bezüglich der Vertragserneuerungssaison gibt die Hannover Rück am 12. September 2005 im Rahmen ihres Pressefrühstücks anlässlich der Rückversicherungswoche in Monte Carlo.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Eric Schuh (Tel.: 0511 / 56 04-15 00, E-Mail: eric.schuh@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-1502, E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 0511 / 56 04-1736, E-Mail: gabriele.boedeker@hannover-re.com)

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 10 Mrd. EUR eine der größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Specialty Insurance und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 18 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

Haftungshinweis:
Bestimmte Aussagen in dieser Pressemitteilung, die in die Zukunft gerichtet sind oder bestimmte Erwartungen für die Zukunft enthalten, beruhen auf gegenwärtig zur Verfügung stehenden Informationen. Solche Aussagen sind naturgemäß mit Risiken und Unsicherheiten behaftet. Umstände wie die allgemeine wirtschaftliche Entwicklung, zukünftige Marktbedingungen, außergewöhnliche Schadenbelastungen durch Katastrophen, Veränderungen der Kapitalmärkte und sonstige Umstände können dazu führen, dass die tatsächlichen Ereignisse oder Ergebnisse erheblich von den Vorhersagen der in die Zukunft gerichteten Aussagen abweichen. Die Hannover Rück (einschließlich aller verbundenen Unternehmen) übernimmt für die Richtigkeit, Vollständigkeit und Aktualität der Aussagen keine Haftung. Auch sind sämtliche Schadensersatzansprüche im Zusammenhang mit Entscheidungen und Handlungen, die auf Grund dieser Pressemitteilung vorgenommen wurden, ausgeschlossen.

Interim Report 2/2005



hannover re

KEY FIGURES
of the Hannover Re Group

Figures in EUR million	2005					2004		
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.	31.12.
Results								
Gross written premiums	2 617.3	2 213.1	(5.1%)	4 830.4	+0.7%	2 331.0	4 795.3	
Net premiums earned	1 779.6	1 894.9	+1.9%	3 674.6	+6.2%	1 859.9	3 461.0	
Net underwriting result	(41.0)	(47.3)	+29.5%	(88.3)	(3.8%)	(36.5)	(91.8)	
Net investment income	247.2	290.2	+8.1%	537.4	(5.2%)	268.5	567.0	
Operating profit (EBIT)	179.5	168.3	(23.8%)	347.8	(7.3%)	220.9	375.4	
Net income (after tax)	107.7	121.4	+5.9%	229.0	+8.3%	114.6	211.5	
Balance sheet								
Policyholders' surplus	4 311.7			4 791.5	+13.7%			4 213.0
Total stockholders' equity	2 658.0			2 871.4	+12.3%			2 556.7
Minority interests	531.2			545.8	+2.0%			535.0
Hybrid capital	1 122.5			1 374.3	+22.6%			1 121.3
Investments (including funds held by ceding companies)	25 745.1			27 317.7	+10.4%			24 735.8
Total assets	37 092.1			38 508.9	+8.9%			35 372.0
Share								
Earnings per share (diluted) in EUR	0.89	1.01		1.90		0.95	1.75	2.56
Book value per share in EUR	22.04			23.81			20.60	21.20
Ratios								
Combined ratio (property and casualty reinsurance)	97.1%	96.0%		96.5%		93.4%	94.3%	
Retention	84.3%	80.4%		82.5%		73.2%	76.5%	
Return on investment	3.9%	4.4%		4.1%		4.5%	4.9%	
EBIT margin*	10.1%	8.9%		9.5%		11.9%	10.9%	
Return on equity (after tax)	16.5%	17.6%		16.9%		17.8%	17.3%	

** Operating profit (EBIT)/net premiums earned*



Wilhelm Zeller
Chairman of the
Executive Board

Dear shareholders,
Ladies and Gentlemen,

Having got off to a successful start in the 2005 financial year, I am similarly satisfied with the development of the second quarter. Viewed in the context of the first quarter, when the volume of major claims was still higher than average, the experience in the second quarter was all the more untroubled. Total loss expenditure had therefore levelled off for the first half-year. All four of our business groups again delivered positive after-tax contributions to the first-half result.

In our largest and most important business group, *property and casualty reinsurance*, 1 April – the renewal date in Japan and Korea – offered further attractive opportunities to write profitable business and thus build on the successful main renewal phase at the turn of the year. Stable rates and conditions were observed in most segments, and in some lines it was even possible to obtain further modest improvements. The combined ratio of 96.5% testifies to the sustained good quality of our portfolio.

Life and health reinsurance maintained its impetus in the second quarter. The generated premium growth derived in particular from an increased volume of new business, especially in the area of unit-linked life and annuity insurance in Germany. In the United Kingdom, too, we enlarged our portfolio. This business group is likely to benefit from further stimuli in the third and fourth quarters.

Financial reinsurance remains heavily in the focus of media scrutiny. We have emphasised on numerous occasions that our rigorous underwriting guidelines ensure full compliance with regulatory standards and the requirements of commercial law, and I therefore do not see any special risks for our company at the present time. For this reason I approach the investigations undertaken by regulators – and in this connection we too have been requested to provide information – in a very relaxed frame of mind. We shall continue to cooperate with all the authorities to the fullest extent – not only with respect to the ongoing inquiries but also in the development of standards, an area in which we can offer our more than 25 years of expertise as one of the world's leading financial reinsurers.

Premium income in financial reinsurance contracted again in the second quarter; our half-yearly result nevertheless puts us absolutely on track to achieve our planned target for the year.

Turning now to our fourth business group – formerly known as program business and now renamed *specialty insurance* with immediate effect –, I can report that we continuously fine-tune our strategy: henceforth Clarendon will position itself even more clearly as an independent specialty insurer and will concentrate exclusively on profitable niche segments. We are purposefully scaling back the more competitive routine business such as householders' and homeowners' comprehensive insurance. This will give rise to a sharp decline in the gross premium volume; the impact on net premiums, however, will be marginal at most due to the planned increase in our retention - the level of retained premiums will be raised to as much as 80 percent. The first-half performance of this business group shows that here too we are on course to achieve our goals for the full financial year.

I am thoroughly satisfied with the performance of our *investments*: the sustained strong underwriting cash flows more than offset the continuing very low level of interest rates on assets under own management. In view of the substantial price gains generated by shortening the duration of our bond portfolio in the previous year and owing to an unusually sharp decline in interest on deposits, net investment income for the first half of 2005 fell short of the comparable period of the previous year. I nevertheless remain confident that for the full financial year – at least as far as our assets under own management are concerned – we can record a further improvement in our investment performance.

Provided there are no unforeseen adverse movements on capital markets and subject to a major loss burden within the bounds of the multi-year average, we continue to expect a very good result for the 2005 financial year as a whole: net income should be in the order of EUR 430 to 470 million, or EUR 3.60 to 3.90 per share.

The Hannover Re share moved strongly upwards in the first six months and stood out clearly in the sector as a whole. I view this performance as a continuing reflection of investor confidence in our corporate policy.

I would like to thank you – as always also on behalf of my colleagues on the Executive Board – most sincerely for your trust. Our paramount concern is to exploit the opportunities on global reinsurance markets while at the same time controlling the risks, as we strive to lead your company profitably and hence boost its value on a sustainable basis.

Yours sincerely

Wilhelm Zeller
Chairman of the Executive Board

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl [1][2] Hannover	Chairman
Dr. Paul Wieandt [2] Hof/Saale	Deputy Chairman
Herbert K. Haas [1][2] Burgwedel	
Karl Heinz Midunsky Munich	
Ass. jur. Otto Müller [3] Hannover	
Ass. jur. Renate Schaper-Stewart [3] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3] Nienstädt	
Dr. Klaus Sturany [1] Essen	
Bodo Uebber Stuttgart	

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

[1] Member of the Standing Committee
[2] Member of the Balance Sheet Committee
[3] Staff representative

THE HANNOVER RE SHARE

The favourable trend on the German stock market was sustained in the second quarter of the year under review. The German stock index (Dax) closed at 4,586.28 points on 30 June 2005, only marginally below its highest level for the year to date of 4,627.48. This was equivalent to a gain of 7.76% compared to 31 December 2004.

Investors still had their sights firmly focused on mid-caps. As at the end of the first half-year the MDax (+17.61%) again comfortably outperformed the other benchmark indices: Dax (+7.76%), CDax for Insurance Stocks (-0.08%) as well as EuroStoxx 50 (+7.80%) and Dow Jones (-4.86%).

Performance of the Hannover Re share compared with standard benchmark indices



in %
120
115
110
105
100
95
90
3 January 2005
15 January 2005
27 January 2005
8 February 2005
2 February 2005
4 March 2005
16 March 2005
28 March 2005
9 April 2005
21 April 2005
3 May 2005
15 May 2005
27 May 2005
8 June 2005
20 June 2005
30 June 2005
Hannover Re share
Dax
CDax for insurance stocks
MDax

The Hannover Re share also maintained its consistently positive trend since the end of October 2004. Between 31 December 2004 and 30 June 2005 our share put on 8.7% to reach EUR 31.25. The key factor in these price gains – aside from the generally upbeat mood on equity markets – is without doubt the gratifying profit expectation for the current financial year, reaffirmed only recently at a most harmonious Annual General Meeting held on 14 June. Given a likely unchanged payout ratio of up to 40%, shareholders can look forward to another sharp rise in the dividend for the 2005 financial year. What is more, the favourable outlook for 2006 has further bolstered investor confidence in the Hannover Re share.

The Hannover Re share stood out clearly in comparison with our internal benchmark index, the weighted "ABN Amro Rothschild Global Reinsurance Index". At the end of the second quarter 2005 our share outperformed the index by 15.26 percentage points.

Analysts currently put the price target for the Hannover Re share at around EUR 34 on average. Given its present price of roughly EUR 31, the price/earnings (P/E) ratio based on the consensus profit estimate for 2006 is around 8. As at 30 June, 19 of the 30 analysts listed in Bloomberg (i. e. 63%) recommended the Hannover Re share as a "buy".

The Hannover Re share in comparison with the AA Global Reinsurance Index



in %
115
110
105
100
95
90
3 January 2005
17 January 2005
31 January 2005
14 February 2005
28 February 2005
14 March 2005
28 March 2005
11 April 2005
25 April 2005
9 May 2005
23 May 2005
6 June 2005
20 June 2005
30 June 2005
Hannover Re share
AA Global Reinsurance Index

The AA Global Reinsurance Index combines all listed reinsurers worldwide. Our strategic objective is to achieve an increase in the share price which on a three-year moving average surpasses the performance of this benchmark.

Share information

Figures in EUR	30.6.2005	2004	2003	2002	2001	2000
Earnings per share (diluted)	1.90	2.56	3.24	2.75	0.11	4.13
Dividend per share	–	1.00	0.95	0.85	–	0.77 [1]
Corporation-tax credit	–	–	–	–	–	0.36
Gross dividend	–	1.00	0.95	0.85	–	1.21 [2]

[1] On each fully paid-up no-par-value registered share for the year 2000
[2] Incl. bonus of EUR 0.08

International Securities Identification Number (ISIN):	DE 000 840 221 5
Shareholding structure:	Talanx AG: 51.2% Free float: 48.8%
Common stock as at 30 June 2005:	EUR 120,597,134.00
Number of shares as at 30 June 2005:	120,597,134 no-par-value registered shares
Market capitalisation as at 30 June 2005:	EUR 3,768.7 million

All in all, we are satisfied with the development of the second quarter 2005. The business performance to date constitutes a good basis for achieving our profit target for the year.

Gross written premiums in total business amounted to EUR 4.8 billion (EUR 4.8 billion) as at 30 June 2005. Exchange rate movements had a negative effect of 2.7% as at the mid-point of the year. The level of retained premiums rose a further 6.0 percentage points to 82.5%, causing net premiums to climb by 6.2% to EUR 3.7 billion (EUR 3.5 billion). The increased combined ratio compared to the same period of the previous year was reflected in a 7.3% fall in the operating profit (EBIT), which declined to EUR 347.8 million (EUR 375.4 million). Consolidated net income amounted to EUR 229.5 million (EUR 211.5 million). This improvement of 8.3% on the comparable period of the previous year was made possible primarily by lower tax expenditure. Earnings of EUR 1.90 (EUR 1.75) per share were generated.

Our financial strength continued to improve in the reporting period relative to year-end 2004. Stockholders' equity increased by 12.3% to EUR 2.9 billion (EUR 2.6 billion). The policyholders' surplus, consisting of stockholders' equity, minority interests and hybrid capital, grew by 13.7% to EUR 4.8 billion (EUR 4.2 billion). In May of this year Hannover Re successfully placed subordinated debt of EUR 500 million through its subsidiary Hannover Finance (Luxembourg) S.A. and thereby used the low level of interest rates to further optimise its capital base. As part of this transaction the existing holders of the EUR 350 million subordinated debt issued in 2001 were able to exchange their bonds for the new issue, an opportunity which more than 60% of the bond creditors took up. Standard & Poor's confirmed Hannover Re's "AA-" rating at the beginning of August.

Property and casualty reinsurance

We are highly satisfied with our property and casualty reinsurance business and made the most of the attractive market climate to profitably expand our portfolio. Following the gratifying main renewal phase as at 1 January 2005, Hannover Re enjoyed further good opportunities to write profitable business in the second quarter. We used the renewal season in Japan and Korea as at 1 April 2005 to enlarge our portfolio under favourable conditions.

Key figures for property and casualty reinsurance

Figures in EUR million	2005					2004	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Gross written premiums	1 318.6	1 077.2	+15.1%	2 395.8	+13.3%	935.7	2 115.4
Net premiums earned	849.9	995.2	+21.2%	1 845.1	+23.7%	821.5	1 491.4
Underwriting result	24.6	40.1	(26.1%)	64.7	(23.7%)	54.2	84.7
Net investment income	108.6	133.9	+28.2%	242.5	+7.0%	104.4	226.6
Operating profit (EBIT)	108.2	121.1	(20.9%)	229.2	+0.4%	153.0	228.4
Net income (after tax)	62.6	91.4	+20.3%	154.0	+32.9%	76.0	115.9
Earnings per share in EUR	0.52	0.76	+20.3%	1.28	+32.9%	0.63	0.96
Retention	88.5%	87.5%		88.0%		71.7%	77.4%
Combined ratio	97.1%	96.0%		96.5%		93.4%	94.3%

In Japan we stepped up our acceptances of natural catastrophe risks. We were able to obtain rate increases in this segment, especially in the case of treaties that had been hard hit in the previous year by windstorm events. For the worldwide reinsurance market as a whole, it may be stated that pricing discipline is holding firm. This is due not least to the continued very low level of global interest rates, which makes it absolutely indispensable for reinsurers to focus on a solid underwriting policy. What is more, particularly when it comes to the writing of casualty business, ceding companies are insisting on a very good rating. Hannover Re is one of the few reinsurers to satisfy this requirement.

Gross written premiums totalled EUR 2.4 billion (EUR 2.1 billion) as at 30 June 2005. This corresponds to an increase of 13.3%. Net premiums grew even more sharply, climbing by 23.7% to EUR 1.8 billion (EUR 1.5 billion). We raised the level of retained premiums as planned from 77.4% to 88.0%.

After a first quarter of a high burden of losses, the second quarter did not record any major losses, while an additional claim from the previous quarter was recorded. The major loss burden for the first half-year amounted to EUR 112.3 million. This figure is equivalent to 6.1% of net premiums and hence is almost exactly on a par with the multi-year average of 6%. Although the combined ratio of 96.5% was higher than in the same period of the previous year (94.3%), the volume of major losses in the comparable period was below average at EUR 51.9 million. A further reason for the rise in the combined ratio was our increased underwriting of casualty business, for which higher reserves are initially established – hence pushing up the loss ratio. In the future, however, we anticipate positive income as a consequence of this effect.

Results in property and casualty reinsurance were highly gratifying: the operating profit (EBIT) improved by a modest 0.4% to EUR 229.2 million (EUR 228.4 million); net income surged by a vigorous 32.9% to EUR 154.0 million (EUR 115.9 million) due to considerably lower tax expenditure, producing earnings of EUR 1.28 (EUR 0.96) per share.

Life and health reinsurance

The robust growth in the first quarter was sustained. In addition to the cultivation of new customer relationships in Germany and the United Kingdom, key factors here were vigorous new business of our cedents and the effect of additional premiums from the previous year, especially under unit-linked life and annuity insurance policies in Germany as well as traditional term life and critical illness products in the United Kingdom. The bancassurance sector in Europe was also further expanded. Our activities on the North American market were dominated by steady growth in senior citizens' products and high-value financing transactions.

Gross written premiums totalled EUR 1.1 billion (EUR 0.9 billion) as at 30 June of the year under review, an increase of 19.4%. Due to a further rise in the level of retained premiums, net premiums earned climbed by as much as 21.7% to EUR 1.0 billion (EUR 0.9 billion).

Key figures for life and health reinsurance

Figures in EUR million	2005					2004	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Gross written premiums	538.7	582.8	+17.6%	1 121.5	+19.4%	495.5	939.4
Net premiums earned	505.8	538.2	+17.5%	1 044.0	+21.7%	458.0	857.9
Net investment income	58.5	69.4	+41.3%	127.9	+13.3%	49.1	112.9
Operating profit (EBIT)	27.2	18.2	+21.2%	45.5	+16.0%	15.0	39.2
Net income (after tax)	16.7	9.0	+21.7%	25.7	+8.2%	7.4	23.7
Earnings per share in EUR	0.14	0.07	+21.7%	0.21	+8.2%	0.06	0.20
Retention	94.5%	92.0%		93.2%		93.2%	91.8%
EBIT margin*	5.4%	3.4%		4.4%		3.3%	4.6%

** Operating profit (EBIT)/net premiums earned*

Although premium income and profitability in life and health reinsurance are traditionally strongest in the third and fourth quarters, results for the first six months were already most gratifying: the operating profit (EBIT) grew by 16.0% to EUR 45.4 million (EUR 39.2 million). Despite higher tax expenditure net income improved by 8.2% to EUR 25.7 million (EUR 23.7 million); this was equivalent to earnings of EUR 0.21 (EUR 0.20) a share.

Financial reinsurance

There can be no doubt that the predominantly negative reporting of recent months on financial reinsurance, triggered by investigations launched by a number of US regulatory agencies, has resulted in a certain level of restraint among some of our clients. It is gratifying to note that these adverse effects did not make themselves felt outside the USA. Particularly in Europe and Asia, we were therefore able to continue to enlarge our portfolio. The business development reflected a further reason for the muted market climate: demand for capital-replacing surplus

Key figures for financial reinsurance

Figures in EUR million	2005					2004	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Gross written premiums	352.6	156.0	(51.4%)	508.6	(24.6%)	321.2	674.8
Net premiums earned	196.3	177.5	(41.4%)	373.9	(32.3%)	303.0	552.0
Net investment income	69.5	69.8	(31.6%)	139.3	(30.3%)	102.1	199.8
Operating profit (EBIT)	28.0	22.1	(32.5%)	50.1	(23.3%)	32.7	65.3
Net income (after tax)	17.7	18.3	(8.1%)	36.0	(21.6%)	19.9	45.9
Earnings per share in EUR	0.15	0.15	(8.1%)	0.30	(21.6%)	0.17	0.38
Retention	86.6%	104.2%		92.0%		92.0%	95.3%
EBIT margin*	14.3%	12.4%		13.4%		10.8%	11.8%

** Operating profit (EBIT)/net premiums earned*

relief contracts is sharply lower; in view of the substantially improved capital resources of primary insurers this was only to be expected.

Overall, our financial reinsurance business group developed according to plan. Gross written premiums as at 30 June 2005 contracted as expected by 24.6% relative to the same period of the previous year to EUR 508.6 million (EUR 674.8 million). Net premiums declined by 32.3% to EUR 373.9 million (EUR 552.0 million). The retention fell from 95.3% to 92.0%.

The operating profit (EBIT) decreased by 23.3% to EUR 50.1 million (EUR 65.3 million). Net income after tax as at 30 June 2005 contracted as anticipated by 21.6% to EUR 36.0 million, as against EUR 45.9 million in the same period of the previous year. This was equivalent to earnings of EUR 0.30 (EUR 0.38) a share.

Specialty insurance

As the next logical step in the restructuring activities initiated in 2002 at our US subsidiary Clarendon Insurance Group, we have set in motion the company's reorientation as a specialty insurer and at the same time renamed this business group "specialty insurance". Clarendon will henceforth operate on the market as a specialty insurer for profitable niche business, including for example special automobile covers, fine arts policies etc. Routine business where we are in competition with the major insurers on the American market, such as householders' and homeowners' comprehensive insurance, is to be discontinued. This reorientation will result in a sharp decline in gross premium volume. We are, however, aiming for a substantially higher level of retained premiums, and the change in net premiums should therefore be at most insignificant.

Key figures for specialty insurance

Figures in EUR million	2005					2004	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Gross written premiums	407.5	397.1	(31.4%)	804.5	(24.5%)	578.7	1 065.6
Net premiums earned	227.7	183.9	(33.7%)	411.6	(26.5%)	277.4	559.8
Underwriting result	10.5	17.1	+32.6%	27.6	(0.15%)	12.9	27.7
Net investment income	8.6	(5.3)	(145.0%)	3.3	(82.9%)	11.8	19.2
Operating profit (EBIT)	16.1	7.0	(65.3%)	23.1	(45.6%)	20.2	42.5
Net income (after tax)	10.6	2.7	(76.3%)	13.3	(48.6%)	11.4	25.9
Earnings per share in EUR	0.09	0.02	(76.3%)	0.11	(48.6%)	0.09	0.21
Retention	55.4%	34.6%		45.1%		48.2%	49.1%
Combined ratio	96.2%	102.9%		99.2%		95.8%	96.6%

In the second quarter Clarendon continued to systematically relinquish unprofitable business, and gross written premiums in the specialty insurance business group consequently contracted by 24.5% to EUR 804.5 million (EUR 1.1 billion). The retention initially declined to 45.1% (49.1%); net premiums therefore fell by 26.5% to EUR 411.6 million (EUR 559.8 million). Principally on account of the company's adjustment to its new strategy, the combined ratio increased to

99.2% (96.6%). The operating profit (EBIT) closed at EUR 23.1 million (EUR 42.5 million) on 30 June 2005. Net income after tax was also reduced by 48.6% to EUR 13.3 million (EUR 25.9 million). Specialty insurance thus contributed earnings of EUR 0.11 (EUR 0.21) per share to the Group's overall performance.

Net investment income

In the first half of the year European equity markets surpassed the bellwether US market with a very strong performance. Yields on 10-year government bonds, on the other hand, declined more sharply in Europe than in the United States.

Despite the continued defensive posture of our bond portfolio and a slightly increased equity allocation of 9%, our results for the first six months of the year under review developed according to plan. Write-downs on securities were again only marginal at EUR 5.9 million, compared with EUR 19.9 million in the same period of the previous year. In the area of fixed-income securities we continued to emphasise above all high quality and liquidity. As at the end of March 2005 we had increased the modified duration of our bond portfolio – principally in the US sector – to 3.6 (31 December 2004: 3.2), a figure that remained unchanged as at the end of June 2005. The enlarged volume of assets under own management – totalling EUR 17.9 billion (EUR 15.8 billion) – generated income of EUR 347.3 million, growth of 3.6% compared to the previous year (EUR 335.3 million). This did not entirely make up for the reduced average yields on the overall portfolio – especially on funds held by ceding companies –, and the ordinary income of EUR 504.9 million was therefore slightly lower than in the previous year (EUR 533.1 million). The balance of profit and losses realised on the disposal of investments was positive at EUR 60.6 million (EUR 83.2 million). The profit contribution from extraordinary income was therefore marginally lower than in the same period of the previous year. The net investment income of EUR 537.4 million fell 5.2% short of the previous year's figure (EUR 567.0 million), although it is still within the parameters of our planning for the full financial year.

Outlook for the full 2005 financial year

We anticipate a favourable business development for the second half of the year.

Market prospects in *property and casualty reinsurance* remain favourable and we are therefore looking to sustained premium growth. The early arrival of the hurricane season in Central and North America will likely have positive repercussions for the pricing negotiations between reinsurers and their clients that will take place at meetings starting in September. It is our assumption that the burden of major losses over the course of the year will be in line with the multi-year average. Profitability in property and casualty reinsurance should therefore be even higher than in the previous year.

In *life and health reinsurance* we expect double-digit premium growth deriving principally from Germany, the United Kingdom and Asian markets. All in all, sharply higher profits are anticipated.

Premium income in *financial reinsurance* is likely to contract by a low double-digit percentage margin. We anticipate a resurgence in demand during the coming year. Net income is likely to be lower, but should still be highly gratifying.

Gross and net premiums in the *specialty insurance* business group will be lower than in the previous year. We anticipate a positive after-tax result above the cost of capital.

The expected positive underwriting cash flow is likely to promote continued expansion of the asset volume. Even if interest rates remain low, income from *investments* under own management should also post further gains.

In view of the anticipated development of our business groups and the general economic climate, we are confident that we can substantially increase our profit in the year under review. We expect to generate *net income* of EUR 430 to 470 million for 2005, equivalent to earnings of roughly EUR 3.60 to EUR 3.90 a share. As always, this forecast is subject to the premise that the burden of major losses for the rest of the year remains within the multi-year average and that there are no unexpectedly adverse movements on capital markets.

CONSOLIDATED BALANCE SHEET

as at 30 June 2005

Figures in EUR thousand	2005	2004
Assets	30.6.	31.12.
Fixed-income securities – held to maturity	466 696	470 254
Fixed-income securities – available for sale	14 308 325	12 341 748
Equity securities – available for sale	1 356 373	1 105 014
Equity securities – trading	–	2 482
Real estate	212 012	205 755
Other invested assets	628 414	615 216
Short-term investments	478 554	549 187
Total investments without cash	17 450 374	15 289 656
Cash	454 729	480 810
Total investments and cash	17 905 103	15 770 466
Prepaid reinsurance premiums	491 041	489 085
Reinsurance recoverables on benefit reserve	90 056	95 004
Reinsurance recoverables on unpaid claims	4 155 347	4 162 630
Reinsurance recoverables on other reserves	12 602	9 903
Deferred acquisition costs	2 237 021	2 024 630
Accounts receivable	3 563 528	3 122 762
Funds held by ceding companies	9 412 601	8 965 291
Goodwill	213 971	196 673
Other assets	224 202	342 889
Accrued interest and rent	203 387	192 618
	38 508 859	35 371 951

Figures in EUR thousand	2005	2004
Liabilities	**30.6.**	**31.12.**
Loss and loss adjustment expense reserve	19 296 487	18 246 946
Policy benefits for life and health contracts	5 559 752	5 253 328
Unearned premium reserve	2 264 018	1 825 886
Provisions for contingent commission	231 956	172 201
Reinsurance payable	1 931 303	1 707 775
Funds held under reinsurance treaties	1 026 234	955 636
Contract deposits	1 894 136	1 503 020
Minorities	545 790	535 004
Other liabilities	454 636	464 529
Taxes	182 551	142 209
Provisions for deferred taxes	876 315	887 398
Notes payable	1 374 305	1 121 335
Total liabilities	35 637 483	32 815 267
Stockholders' equity		
Common stock	120 597	120 597
Nominal value 120 597 Authorised capital 60 299		
Additional paid-in capital	724 562	724 562
Cumulative comprehensive income		
Unrealised appreciation/depreciation of investments, net of deferred taxes	250 425	170 496
Cumulative foreign currency conversion adjustment, net of deferred taxes	(287 325)	(413 259)
Other changes in cumulative comprehensive income	(2 736)	(2 890)
Total comprehensive income	(39 636)	(245 653)
Retained earnings		
Beginning of period	1 957 178	1 762 252
Net income	229 009	309 140
Dividend paid	(120 597)	(114 567)
Other changes	263	353
	2 065 853	1 957 178
Total stockholders' equity	2 871 376	2 556 684
	38 508 859	35 371 951

CONSOLIDATED STATEMENT OF INCOME

for the period 1 January to 30 June 2005

Figures in EUR thousand	2005		2004	
	1.4.–30.6.	1.1.–30.6.	1.4.–30.6.	1.1.–30.6.
Gross written premiums	2 213 055	4 830 404	2 330 990	4 795 323
Ceded written premiums	434 508	845 267	624 359	1 129 403
Change in gross unearned premiums	122 792	(263 168)	147 754	(187 361)
Change in ceded unearned premiums	(6 429)	(47 417)	5 466	(17 530)
Net premiums earned	1 894 910	3 674 552	1 859 851	3 461 029
Ordinary investment income	265 171	504 943	275 964	533 133
Realised gains on investments	76 341	97 229	24 862	102 111
Realised losses on investments	29 924	36 587	12 387	18 893
Unrealised gains and losses on investments	(1 847)	5 541	719	1 179
Other investment expenses/depreciations	19 537	33 764	20 652	50 573
Net investment income	290 204	537 362	268 506	566 957
Other technical income	2 228	5 976	1 740	5 302
Total revenues	2 187 342	4 217 890	2 130 097	4 033 288
Claims and claims expenses	1 334 254	2 568 170	1 339 756	2 523 909
Change in policy benefits for life and health contracts	50 606	105 431	61 967	94 021
Commission and brokerage	482 104	936 398	413 038	770 347
Other acquisition costs	2 162	9 646	868	3 334
Other technical expenses	12 817	28 878	22 320	43 984
Administrative expenses	62 461	120 318	60 129	122 526
Total technical expenses	1 944 404	3 768 841	1 898 078	3 558 121
Other income and expenses	(74 604)	(101 204)	(11 103)	(99 797)
Operating profit/loss (EBIT)	168 334	347 845	220 916	375 370
Interest on hybrid capital	17 877	34 104	14 792	31 422
Net income before taxes	150 457	313 741	206 124	343 948
Taxes	26 196	66 882	60 460	90 494
Minority interest	(2 908)	(17 850)	(31 074)	(41 984)
Net income	121 353	229 009	114 590	211 470

Figures in EUR thousand	2005		2004	
	1.4.–30.6.	1.1.–30.6.	1.4.–30.6.	1.1.–30.6.
Other comprehensive income				
Net unrealised appreciation/ depreciation of investments	120 390	79 929	(155 792)	(88 822)
Cumulative foreign currency conversion adjustments	90 506	125 934	(29 514)	65 296
Other comprehensive income	1 875	154	11 263	5 981
Total	334 124	435 026	(59 453)	193 925

Earnings per share				
Earnings per share in EUR	1.01	1.90	0.95	1.75

CASH FLOW STATEMENT

as at 30 June 2005

Figures in EUR thousand	2005	2004
	1.1.–30.6.	1.1.–30.6.
I. Cash flow from operating activities		
Consolidated net income (after tax)	229 009	211 470
Appreciation/depreciation	19 285	29 454
Net realised gains and losses on investments	(60 642)	(83 218)
Amortisation of investments	1 246	4 466
Minority interest	17 850	41 984
Changes in funds held	171 642	(345 416)
Net changes in contract deposits	358 698	139 870
Changes in prepaid reinsurance premiums (net)	299 128	217 205
Changes in tax assets/provisions for taxes	53 704	56 469
Changes in benefit reserves (net)	20 121	234 598
Changes in claims reserves (net)	(161 194)	427 356
Changes in deferred acquisition costs	(125 343)	(147 160)
Changes in other technical provisions	42 970	28 012
Changes in clearing balances	(51 545)	334 374
Changes in other assets and liabilities (net)	66 003	(194 305)
Cash flow from operating activities	880 932	955 159
II. Cash flow from investing activities		
Fixed-income securities – held to maturity		
Maturities	20 830	20 831
Purchases	(18 751)	(4 634)
Fixed-income securities – available for sale		
Maturities, sales	4 026 695	3 567 053
Purchases	(5 020 612)	(4 676 866)
Equity securities – available for sale		
Sales	289 766	191 841
Purchases	(448 697)	(415 291)
Other invested assets		
Sales	29 931	68 357
Purchases	(35 440)	(26 483)
Affiliated companies and participating interests		
Sales	9 516	1 099
Acquisitions	(512)	(8 697)
Real estate		
Acquisitions	(58)	(538)
Short-term investments		
Changes	112 447	69 075
Other changes (net)	(22 854)	(14 471)
Cash flow from investing activities	(1 057 739)	(1 228 724)

Figures in EUR thousand	2005	2004
	1.1.–30.6.	1.1.–30.6.
III. Cash flow from financing activities		
Dividend paid	(120 597)	(114 567)
Changes in notes payable	250 069	447 416
Other changes	(13 096)	(16 957)
Cash flow from financing activities	116 376	315 892
IV. Exchange rate differences on cash	34 350	14 767
Change in cash and cash equivalents (I.+II.+III.+IV.)	(26 081)	57 094
Cash and cash equivalent at the beginning of the period	480 810	386 134
Change in cash and cash equivalents according to cash flow statement	(26 081)	57 094
Cash and cash equivalents at the end of the period	454 729	443 228
Income taxes	(47 570)	(35 247)
Interest paid	(112 755)	(66 309)

In the following table we have allocated the underwriting assets and liabilities as at 30 June 2005 and 31 December 2004 to our business segments after eliminating intergroup transactions across segments.

Segmentation of underwriting assets and liabilities

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2005	2004	2005	2004
	30.6.	31.12.	30.6.	31.12.
Assets				
Prepaid reinsurance premiums	88 841	77 944	934	1 429
Deferred acquisition costs (net)	273 364	199 195	1 843 765	1 719 298
Reinsurance recoverables on benefit reserves	–	–	90 056	95 004
Reinsurance recoverables on incurred claims and others	1 402 281	1 492 976	170 216	89 731
Funds held by ceding companies	174 512	161 804	6 474 714	5 706 555
Total underwriting assets	1 938 998	1 931 919	8 579 685	7 612 017
Liabilities				
Loss and loss adjustment expense reserve	9 851 800	8 820 198	1 208 855	1 053 719
Policy benefits for life and health contracts	–	–	5 559 752	5 253 328
Unearned premium reserve	1 271 452	917 664	28 196	26 046
Other technical provisions	115 324	106 654	62 700	33 294
Funds held under reinsurance treaties	503 194	557 880	211 574	153 396
Total underwriting liabilities	11 741 770	10 402 396	7 071 077	6 519 783

Financial reinsurance		Specialty insurance		Total	
2005	2004	2005	2004	2005	2004
30.6.	31.12.	30.6.	31.12.	30.6.	31.12.
406	1 797	400 860	407 915	491 041	489 085
21 104	14 828	98 788	91 309	2 237 021	2 024 630
–	–	–	–	90 056	95 004
142 674	508 314	2 452 778	2 081 512	4 167 949	4 172 533
2 748 435	3 084 639	14 940	12 293	9 412 601	8 965 291
2 912 619	3 609 578	2 967 366	2 593 029	16 398 668	15 746 543
4 080 810	4 834 860	4 155 022	3 538 169	19 296 487	18 246 946
–	–	–	–	5 559 752	5 253 328
158 321	58 305	806 049	823 871	2 264 018	1 825 886
32 025	24 491	21 907	7 762	231 956	172 201
–	–	311 466	244 360	1 026 234	955 636
4 271 156	4 917 656	5 294 444	4 614 162	28 378 447	26 453 997

SEGMENTAL REPORT
as at 30 June 2005

Segmental statement of income

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2005	2004	2005	2004
	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.
Gross written premiums	2 395 771	2 115 414	1 121 509	939 435
Net premiums earned	1 845 108	1 491 374	1 043 992	857 855
Claims and claims expenses	1 357 532	1 084 673	660 635	508 105
Change in policy benefits for life and health contracts	–	–	(105 431)	(94 021)
Commission and brokerage and other technical income/expenses	370 832	269 275	322 080	294 205
Investment income	242 521	226 635	127 887	112 908
Administrative expenses	52 088	52 723	29 568	27 569
Other income and expenses	(77 948)	(82 941)	(8 741)	(7 709)
Operating profit/loss (EBIT)	229 229	228 397	45 424	39 154
Interest on hybrid capital	24 410	19 045	3 325	2 913
Net income before taxes	204 819	209 352	42 099	36 241
Taxes	39 656	59 018	12 825	11 370
Minority interest	(11 150)	(34 439)	(3 616)	(1 152)
Net income	154 013	115 895	25 658	23 719

Financial reinsurance		Specialty insurance		Total	
2005	**2004**	**2005**	**2004**	**2005**	**2004**
1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.
508 618	674 830	804 506	1 065 644	4 830 404	4 795 323
373 893	551 991	411 559	559 809	3 674 552	3 461 029
278 544	543 587	271 459	387 544	2 568 170	2 523 909
–	–	–	–	(105 431)	(94 021)
175 197	137 065	100 837	111 818	968 946	812 363
139 335	199 753	27 619	27 661	537 362	566 957
2 685	1 005	35 977	41 229	120 318	122 526
(6 712)	(4 747)	(7 803)	(4 400)	(101 204)	(99 797)
50 090	65 340	23 102	42 479	347 845	375 370
1 832	2 884	4 537	6 580	34 104	31 422
48 258	62 456	18 565	35 899	313 741	343 948
9 159	10 133	5 242	9 973	66 882	90 494
(3 084)	(6 393)	–	–	(17 850)	(41 984)
36 015	45 930	13 323	25 926	229 009	211 470

1. General accounting principles

Hannover Rückversicherung AG (Hannover Re) belongs to Talanx AG, which in turn is wholly owned by HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). HDI is obliged to prepare consolidated annual accounts in accordance with §§ 341 i ff. of the German Commercial Code (HGB). The annual financial statements of Hannover Re and its subsidiaries are included in these consolidated annual accounts. Under § 291 Para. 3 No. 1 of the German Commercial Code (HGB), amended version, the consolidated annual accounts of the parent company no longer release Hannover Re from its obligation to compile a consolidated financial statement.

The consolidated financial statement of Hannover Re has been drawn up fully in accordance with United States Generally Accepted Accounting Principles (US GAAP).

All Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board (FASB) on or before 30 June 2005 with binding effect for the 2005 financial year have been observed in the consolidated financial statement.

The quarterly results of reinsurance companies, including our results, are for various reasons not a reliable indicator for the results of the financial year as a whole. Losses from natural catastrophes and other catastrophe losses have a disproportionate impact on the result of the reporting period in which they occur. Furthermore, late reported claims for major loss complexes can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles including reporting and valuation methods

The quarterly accounts included in the consolidated financial statement were drawn up as at 30 June 2005. The reader is also referred to the corresponding information contained in the consolidated financial statement drawn up as at 31 December 2004.

3. Consolidated companies and consolidation principles

Consolidated companies

DSP Deutsche-Senior-Partner AG, Bonn, which was established in the 2004 financial year, has been included in the consolidated financial statement for the first time in the first quarter of the 2005 financial year using the equity basis of accounting.

In April 2005 Hannover Re closed down Hannover Re Sweden Insurance Company Ltd., which had been inactive since the 2002 financial year. Since that date the company has no longer been included in the scope of Hannover Re's consolidation.

Capital consolidation

The capital consolidation complies with the standards of SFAS 141. Under the "purchase accounting" method the purchase costs of the parent company have been netted with the proportionate stock-

holders' equity of the subsidiary at the time when it was first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with SFAS 141 are to be accounted for separately from goodwill, the difference between the revalued stockholders' equity of the subsidiary and the purchase price is recognised as goodwill. Immaterial and negative goodwill were booked to earnings in the year of their occurrence. Where minority interests in the stockholders' equity exist, such interests are reported separately.

The minority interest in the result is deducted from the net income in the statement of income and totalled EUR 17,850 thousand (previous year: EUR 41,984 thousand) as at 30 June 2005.

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

4. Notes on the individual items of the balance sheet and statement of income

4.1 Investments including income and expenses

Investments were valued in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". The allocation and valuation of investments are guided by the investment intent.

Fixed-income securities classified as held to maturity are valued at purchase costs plus/minus amortised costs. The amortised costs derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are valued at fair value. The difference between the fair value and amortised cost is booked to other comprehensive income.

Trading securities are valued at fair value. The difference between the fair value and amortised cost is recognised within the statement of income.

Securities whose fair value falls permanently below purchase cost are written down to current value and recognised within the statement of income.

The other investments primarily consist of shares in private-equity limited partnerships.

Contractual maturities of the fixed-income securities in the held-to-maturity portfolio and the available-for-sale portfolio

Figures in EUR thousand	2005		2004	
	Cost or amortised cost 30.6.	Estimated fair value 30.6.	Cost or amortised cost 31.12.	Estimated fair value 31.12.
Held-to-maturity				
Due in one year	56 964	57 662	36 611	37 406
Due after one through five years	95 876	100 462	109 952	114 862
Due after five through ten years	292 056	321 545	302 151	321 342
Due after ten years	21 800	24 927	21 540	23 811
Total	466 696	504 596	470 254	497 421
Available-for-sale				
Due in one year	1 825 347	1 829 250	2 000 710	2 004 196
Due after one through five years	8 087 088	8 145 397	7 348 338	7 377 058
Due after five through ten years	2 763 076	2 861 984	1 728 974	1 773 312
Due after ten years	1 392 143	1 471 694	1 131 504	1 187 182
Total	14 067 654	14 308 325	12 209 526	12 341 748

The actual maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as held to maturity

30.6.2005

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Investments held to maturity				
Fixed-income securities				
Other foreign government debt securities	19 100	–	–	19 100
Debt securities issued by semi-governmental entities	121 623	15 199	–	136 822
Corporate securities	273 088	20 016	–	293 104
Asset-backed securities	52 885	2 685	–	55 570
Total	466 696	37 900	–	504 596

31.12.2004

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Investments held to maturity				
Fixed-income securities				
Other foreign government debt securities	20 255	–	–	20 255
Debt securities issued by semi-governmental entities	115 226	12 217	–	127 443
Corporate securities	261 736	11 626	–	273 362
Asset-backed securities	73 037	3 324	–	76 361
Total	470 254	27 167	–	497 421

Amortised cost and unrealised gains and losses on the portfolios of investments classified as available for sale and trading

30.6.2005				
Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Available for sale				
Fixed-income securities				
Government debt securities of EU member states	1 793 860	27 693	769	1 820 784
US Treasury Notes	2 313 594	24 820	22 616	2 315 798
Other foreign government debt securities	254 140	5 764	371	259 533
Debt securities issued by semi-governmental entities	3 465 713	62 636	26 327	3 502 022
Corporate securities	3 990 896	119 700	29 470	4 081 126
Asset-backed securities	1 637 477	38 916	2 781	1 673 612
From investment funds	611 974	47 934	4 458	655 450
	14 067 654	327 463	86 792	14 308 325
Dividend-bearing securities				
Equities	304 080	21 873	14 144	311 809
From investment funds	944 032	100 610	78	1 044 564
	1 248 112	122 483	14 222	1 356 373
Short-term investments	478 554	–	–	478 554
Total	15 794 320	449 946	101 014	16 143 252

31.12.2004

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Available for sale				
Fixed-income securities				
Government debt securities of EU member states	1 571 258	11 080	2 086	1 580 252
US Treasury Notes	1 847 047	1 809	17 836	1 831 020
Other foreign government debt securities	212 817	4 006	276	216 547
Debt securities issued by semi-governmental entities	2 935 118	32 957	24 873	2 943 202
Corporate securities	3 692 435	86 952	19 902	3 759 485
Asset-backed securities	1 397 896	28 711	3 832	1 422 775
From investment funds	552 955	36 321	809	588 467
	12 209 526	201 836	69 614	12 341 748
Dividend-bearing securities				
Equities	265 180	16 395	3 084	278 491
From investment funds	754 482	72 145	104	826 523
	1 019 662	88 540	3 188	1 105 014
Short-term investments	549 187	–	–	549 187
Total	13 778 375	290 376	72 802	13 995 949
Trading				
Dividend-bearing securities				
Derivatives	2 633	–	151	2 482
Total	2 633	–	151	2 482

Investment income

Figures in EUR thousand	2005	2004
	30.6.	30.6.
Real estate	11 147	11 561
Dividends	19 392	15 640
Ordinary investment income on fixed-income securities	277 529	267 785
Other income	196 875	238 147
Ordinary investment income	504 943	533 133
Realised gains on investments	97 229	102 111
Realised losses from investments	36 587	18 893
Unrealised gains and losses	5 541	1 179
Real estate depreciation	2 948	4 282
Write-off on dividend-bearing securities	268	12 287
Write-off on fixed-income securities	243	2 852
Write-downs on participations	5 365	4 735
Other investment expenses	24 940	26 417
Total investment income	537 362	566 957

The other income includes interest on deposits in the amount of EUR 190.1 million (EUR 231.6 million).

4.2 Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 2,046 (31 December 2004: 2,009). Of this number, 832 were employed in Germany in the year under review and 1,214 were employed at the consolidated Group companies abroad.

4.3 Stockholders' equity and minority interests

The stockholders' equity is shown as a separate component of the financial statement in accordance with SFAS 130 "Reporting of Comprehensive Income". The change in the stockholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

Minority interests are established in accordance with the shares held by companies outside the Group in the stockholders' equity of the subsidiaries.

Authorised capital of up to EUR 60,299 thousand is available with a time limit of 31 May 2009. New, no-par-value registered shares may be issued on one or more occasions for contributions in cash or kind. Of the total amount, up to EUR 1,000 thousand may be used to issue employee shares. In addition, conditional capital of up to EUR 48,500 thousand is available. It can be used to grant shares to holders of convertible and warrant bonds and has a time limit of 13 November 2007.

Consolidated statement of changes in stockholders' equity

30.6.2005

Figures in EUR thousand	Balance as at 1 January	Change in the current period less deferred taxes	Change in retained earnings	Group stock-holders' equity	Minority interests	Group stock-holders' equity incl. minority interests
Common stock	120 597	–	–	120 597		
Additional paid-in capital	724 562	–	–	724 562		
Cumulative comprehensive income	(245 653)	206 017	–	(39 636)		
Retained earnings	1 957 178	–		1 957 178		
Net income	–	–	229 009	229 009		
Dividend paid	–	–	(120 597)	(120 597)		
Other changes	–	–	263	263		
Total	2 556 684	206 017	108 675	2 871 376	545 790	3 417 166

30.6.2004

Figures in EUR thousand	Balance as at 1 January	Change in the current period less deferred taxes	Change in retained earnings	Group stock-holders' equity	Minority interests	Group stock-holders' equity incl. minority interests
Common stock	120 597	–	–	120 597		
Additional paid-in capital	724 562	–	–	724 562		
Cumulative comprehensive income	(202 761)	(17 545)	–	(220 306)		
Retained earnings	1 762 252	–	–	1 762 252		
Net income	–	–	211 470	211 470		
Dividend paid	–	–	(114 567)	(114 567)		
Other changes	–	–	321	321		
Total	2 404 650	(17 545)	97 224	2 484 329	509 286	2 993 615

4.4. Treasury stock

By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 14 June 2005, the company was authorised until 30 November 2006 to acquire treasury stock of up to 10% of the capital stock existing on the date of the resolution. The company did not hold treasury stock within the quarter or as at 30 June 2005.

5. Other notes

5.1 Contingent liabilities

Hannover Re has secured by subordinated guarantee a subordinated debt in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance, Inc., Wilmington/USA. In February 2004 and May 2005 Hannover Re bought back portions of the subordinated debt in amounts of USD 370.0 million and USD 10.0 million respectively, leaving an amount of USD 20.0 million still secured by the guarantee.

In February 2004 we placed subordinated debt in the amount of EUR 750.0 million on the European capital markets through our subsidiary Hannover Finance (Luxembourg) S.A. Hannover Re has secured the debt by a subordinated guarantee.

In May 2005 Hannover Re issued further subordinated debt in the amount of EUR 500.0 million through its subsidiary Hannover Finance (Luxembourg) S.A. As part of the transaction, holders of Hannover Re's EUR 350.0 million subordinated debt placed in 2001 were offered an opportunity to exchange their existing issue for holdings in the new bond. Participation in the exchange was nominally EUR 211.9 million, corresponding to EUR 240.5 million of the new bond issue. The cash component of the new bond in the amount of nominally EUR 259.5 million was placed predominantly with institutional investors in Europe. Hannover Re has secured by subordinated guarantee both the debt issued in 2001, the bond volume of which now stands at EUR 138.1 million, and the debt issued this year in the amount of EUR 500.0 million.

The guarantees given by Hannover Re for the subordinated debts attach if the issuer in question fails to render payments due under the bonds. The guarantees cover the relevant bond volumes as well as interest due until the repayment dates. Given the fact that interest on the bonds is partly dependent on the capital market rates applicable at the interest payment dates (floating rates), the maximum undiscounted amounts that can be called cannot be estimated with sufficient accuracy. Hannover Re does not have any rights of recourse outside the Group with respect to the guarantee payments.

In July 2004 Hannover Re and the other shareholders sold the participation that they held through Willy Vogel Beteiligungsgesellschaft mbH in Willy Vogel AG. In order to secure the guarantees assumed under the purchase agreement, Hannover Re and the other shareholders jointly gave the purchaser a directly enforceable guarantee limited to a total amount of EUR 7.1 million. Furthermore, in the event of a call being made on the guarantee Hannover Re and the other shareholders agreed that settlement would be based upon the ratio of participatory interests.

As security for our technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 2,165.5million (31 December 2004: EUR 1,664.2 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 2,700.5 million (31 December 2004: EUR 2,663.7 million).

Outstanding capital commitments with respect to special investments exist in the amount of EUR 83.7 million (31 December 2004: EUR 88.8 million) for E+S Rückversicherung AG and EUR 229.6 million (31 December 2004: EUR 232.4 million) for Hannover Re. These involve primarily private equity funds and venture capital firms in the form of private limited companies.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount. The financing phase was terminated effective 31 December 2004 as per the agreement. The level of Hannover Re's liability as at the date of novation (31 December 2011) in relation to future balance sheet dates may change due to fluctuations in the EURIBOR and discrepancies between the actual settlements and the projections. As at the balance sheet date the estimated amount of the reinsurance commitments remained unchanged at EUR 29.2 million.

Hannover Re

Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/Public Relations

Eric Schuh

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com